ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)

May 11, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares represented at the meeting:	56,095,871 (71.26%)
Total outstanding Shares as at Record Date:	78,723,229

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at six.	44,686,191 (79.66%)	11,407,270 (20.34%)
The number of directors was set at six.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	29,313,883 (72.87%)	10,916,381 (27.13%)
John R. Brodie, FCA	27,509,170 (68.38%)	12,721,045 (31.62%)
Richard C. Campbell, MBE	29,334,736 (72.92%)	10,895,528 (27.08%)
David L. Johnston	29,317,515 (72.87%)	10,912,399 (27.13%)
Richard D. Paterson	29,313,385 (72.86%)	10,916,880 (27.14%)
Peter W. Tomsett	29,318,896 (72.88%)	10,911,369 (27.12%)
Each of the six nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorisation of the directors to set their remuneration.	55,463,453 (98.88%)	629,957 (1.12%)
PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed as the auditors of the Company and the directors were authorised to set their renumeration.

May 13, 2010
Vancouver, British Columbia